Exhibit 15

Rich Uncles BRIX REIT, Inc.

Subject: An important update from our CEO

To all our current and prospective investors,

I hope this email finds you well. I am writing to you today with impressive news. BRIX REIT continues to experience a very positive reception and growing investor demand has resulted in strong capital inflows since the beginning of 2019.

In fact, recent fundraising has exceeded our expectations and we now have over $8,000,000 in purchasing power ready to deploy. Cheers to all BRIX REIT investors for their vote of confidence.

Even with the swift pace of our fundraising and the REIT’s substantial purchasing power, we want to let you know that we remain very disciplined in our investment process and are keeping a tight focus on the integrity of our dividend policy.

We have a very active potential acquisition pipeline and our Investment Committee continues to evaluate each deal to make sure it is the best we can invest in. In order to prevent us from having too much cash and too little real estate to acquire, we have elected to temporarily suspend the sale of new shares until such time that we can announce our next acquisition target.

Effective close of business tomorrow, April 16th, we will temporarily defer any capital inflows and stop issuing shares until your funds can be invested in income producing assets. Once we announce our next target property acquisition and receive our Offering Circular qualification, which we expect to occur within 30 days, we will reopen BRIX REIT to investors and once again gladly accept capital inflows. If you have any questions about this update, our team is standing by to assist you.

Sincerely,

Aaron S. Halfacre, CFA, CAIA

Chief Executive Officer

Rich Uncles